Exhibit (a)(5)(B)

Nov. 30, 2022

For Release:	Nov. 30, 2022 @ 6:50 a.m. ET
Refer to:	Jordan Bishop; jordan.bishop@lilly.com; 317-473-5712 (Lilly Media)
Joe Fletcher; jfletcher@lilly.com; 317-296-2884 (Lilly Investors)
Lee-Ann Murphy; lmurphy@akouos.com (Akouos Media)
Courtney Turiano; courtney.turiano@sternir.com (Akouos Investors)

Lilly and Akouos Announce Expiration of Akouos Tender Offer

INDIANAPOLIS and BOSTON, Nov. 30, 2022 — Eli Lilly and Company (NYSE: LLY) and Akouos, Inc. (NASDAQ: AKUS) today announced that the tender offer to purchase all of the issued and outstanding shares (“Shares”) of Akouos’s common stock in exchange for (a) $12.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones (the “Offer”), expired as scheduled at one minute past 11:59 p.m., Eastern time, on Nov. 29, 2022 and was not extended (such date and time, the “Expiration Time”).

Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has advised Lilly that, as of the Expiration Time, 29,992,668 Shares were validly tendered and not validly withdrawn in the Offer, representing 81.1% of the issued and outstanding Shares as of the Expiration Time. Accordingly, all conditions to the Offer have been satisfied. Lilly and Kearny Acquisition Corporation, a wholly owned subsidiary of Lilly (the “Purchaser”), have accepted for payment, and will promptly pay for, all shares validly tendered and not validly withdrawn in the Offer.

The parties expect to consummate the acquisition on Dec. 1, 2022, in accordance with, and subject to the terms of, the definitive agreement for the proposed acquisition.

For Lilly, Kirkland & Ellis LLP is acting as legal counsel. For Akouos, Wilmer Cutler Pickering Hale and Dorr LLP is acting as legal counsel and Centerview Partners LLC as sole financial advisor.

About Akouos

Akouos is a precision genetic medicine company dedicated to developing gene therapies with the potential to restore, improve, and preserve high acuity physiologic hearing for individuals living with disabling hearing loss worldwide. Leveraging its precision genetic medicine platform that incorporates a proprietary adeno-associated viral (AAV) vector library and a novel delivery approach, Akouos is focused on developing precision therapies for forms of sensorineural hearing loss. Headquartered in Boston, Akouos was founded in 2016 by leaders in the fields of neurotology, genetics, inner ear drug delivery, and AAV gene therapy.

About Lilly

Lilly unites caring with discovery to create medicines that make life better for people around the world. We’ve been pioneering life-changing discoveries for nearly 150 years, and today our medicines help more than 47 million people across the globe. Harnessing the power of biotechnology, chemistry and genetic medicine, our scientists are urgently advancing new discoveries to solve some of the world’s most significant health challenges, redefining diabetes care, treating obesity and curtailing its most devastating long-term effects, advancing the fight against Alzheimer’s disease, providing solutions to some of the most debilitating immune system disorders, and transforming the most difficult-to-treat cancers into manageable diseases. With each step toward a healthier world, we’re motivated by one thing: making life better for millions more people. That includes delivering innovative clinical trials that reflect the diversity of our world and working to ensure our medicines are accessible and affordable. To learn more, visit Lilly.com and Lilly.com/newsroom or follow us on Facebook, Instagram and LinkedIn. C-LLY

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements regarding Lilly’s proposed acquisition of Akouos, regarding potential contingent consideration amounts and terms, and regarding the anticipated occurrence, manner and timing of closing of the proposed acquisition. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements reflect current beliefs and expectations; however, these statements involve inherent risks and uncertainties, including with respect to consummating the proposed acquisition and any competing offers or acquisition proposals for Akouos, drug research, development and commercialization, Lilly’s evaluation of the accounting treatment of the potential acquisition and its impact on its financial results and financial guidance, the effects of the proposed acquisition on Akouos’s stock price, relationships with key third parties or governmental entities, transaction costs, risks that the proposed acquisition disrupts current plans and operations or adversely affects employee retention, potentially diverting management’s attention from Akouos’s ongoing business operations, changes in Akouos’s business during the period between announcement and closing of the proposed acquisition, and any legal proceedings that may be instituted related to the proposed acquisition. Actual results could differ materially due to various factors, risks and uncertainties. Among other things, there can be no guarantee that the proposed acquisition will be completed in the anticipated timeframe or at all, that any event, change or other circumstance that could give rise to the termination of the definitive agreement for the proposed acquisition will not occur, that Lilly will realize the expected benefits of the proposed acquisition, that product candidates will be approved on anticipated timelines or at all, that Lilly will be successful in building a gene therapy program for inner ear conditions, that any products, if approved, will be commercially successful, that all or any of the contingent consideration will become payable on the terms described herein or at all, that Lilly’s financial results will be consistent with its expected 2022 guidance or that Lilly can reliably predict the impact of the proposed acquisition on its financial results or financial guidance. For further discussion of these and other risks and uncertainties, see Lilly’s and Akouos’s most recent Form 10-K and Form 10-Q filings with the United States Securities and Exchange Commission (the “SEC”). Except as required by law, neither Lilly nor Akouos undertakes any duty to update forward-looking statements to reflect events after the date of this press release.

Additional Information about the Acquisition and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Lilly and Purchaser filed with the SEC. The solicitation and offer to buy outstanding shares of Akouos was only made pursuant to the tender offer materials that Lilly and Purchaser filed with the SEC. The tender offer materials are available for free on the SEC’s website at www.sec.gov.

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